Walkers Corporate Limited, 190 Elgin Avenue George Town, Grand Cayman KY1-9008 Cayman Islands

VIA EDGAR

April 25, 2024

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549
Attention: Charles Eastman
Melissa Gilmore

Re:	Form 10-K for the year ended December 31, 2023
File No. 001-38952

Ladies and Gentlemen:

On behalf of Cambium Networks Corporation (“Cambium” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 15, 2024 (the “Comment Letter”), relating to the above referenced Form 10-K filed with the Commission on March 15, 2024 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type.

Form 10-K for the year ended 12/31/23

Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 58

1. We note your disclosure regarding the identification of control deficiencies which “resulted in material errors to our inventory excess and obsolescence reserve and deferred tax asset valuation allowance that have been corrected in the consolidated financial statements as of and for the year ended December 31, 2023.” To help us better understand your disclosure please quantify the errors and disclose the reporting periods impacted.

In response to the Staff’s comment, the Company provides the following details:

The Company’s processes level controls in the determination of our inventory excess and obsolescence failed to effectively account for changes observed in our markets in the fourth quarter of the fiscal year ended December 31, 2023, which errors were subsequently identified by our independent auditors prior to the issuance of our Form 10-K. Specifically, in the fourth quarter we increased our discounting for sales to distributors as we responded to similar actions being taken by our competitors and decreased projections of future sales given the unexpected increase in channel inventory from both us and our competitors, in each case compared to our expectations at the end of the third quarter. The material errors to our inventory excess and obsolescence reserve were $8.5 million, which consisted of $6.2 million to properly adjust our excess and obsolescence reserve and $2.3 million to reflect our commitment to suppliers related to products we don't expect to be utilized.

The material error to our deferred tax asset valuation allowance is a result of our control environment failing to effectively account for the increased risk associated with accumulated losses and the proper assessment of a tax valuation allowance, based on negative results achieved in the fourth quarter and changes in forecasts adopted in the fourth quarter, which errors were subsequently identified by our independent auditors prior to the issuance of our Form 10-K. The material error to our deferred tax asset valuation was $11.5 million relating to the fourth quarter of the fiscal year ended December 31, 2023.

* * * *

If you have questions with respect to the responses set forth above, please direct the questions to me at (847) 640-3604 or jacob.sayer@cambiumnetworks.com.

Sincerely

/s/ Jacob Sayer

Jacob Sayer

Chief Financial Officer